Act: 1934
Section: 13A
Rule:
Public Availability: 11-29-2012



12028257

November 29, 2012

No Act
PE 11/14/12

DC

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chai-Na-Ta Corp.
Incoming letter dated November 14, 2012

Based on the facts presented, the Division will not object if Chai-Na-Ta does not file future periodic reports under Section 13(a) of the Securities Exchange Act of 1934. In reaching this position, we particularly note the following:

- Chai-Na-Ta's stockholders approved the winding up, liquidation and dissolution of Chai-Na-Ta;
- Chai-Na-Ta will submit reports on Form 6-K to disclose any material events relating to its winding up and dissolution, including any claims that are asserted against Chai-Na-Ta and its shareholders pursuant to Section 226 of the Canada Business Corporations Act, until such time as Chai-Na-Ta is eligible to file a Form 15;
- Chai-Na-Ta will submit a report on Form 6-K when the time for asserting claims under Section 226 of the Canada Business Corporations Act has expired;
- Chai-Na-Ta is current and timely in its reporting obligations under the Exchange Act;
- Chai-Na-Ta filed its articles of dissolution with the Director of Corporations Canada and the effective date of the dissolution was September 26, 2012;
- There is no trading in Chai-Na-Ta's securities; and
- Chai-Na-Ta's transfer agent has closed Chai-Na-Ta's stock transfer books and discontinued recording transfers of Chai-Na-Ta's stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Matt S. McNair
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 29, 2012

Mail Stop 4561

J. Brad Wiggins
SecuritiesLawUSA, PC
Legal Counsel
The Willard Office Building
1455 Pennsylvania Avenue, NW, Suite 400 PMB204
Washington, DC 20004

Re: Chai-Na-Ta Corp

Dear Mr. Wiggins:

In regard to your letter of November 14, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SecuritiesLawUSA, PC

LEGAL COUNSEL

Washington, D.C. Office
The Willard Office Building
1455 Pennsylvania Avenue, NW
Suite 400, PMB204
Washington, D.C. 20004
Tel (202) 261-0660

Los Angeles Office
Watt Plaza
1875 Century Park East, 6th Floor
Los Angeles, California 90067
Tel (310) 407-8626 • Fax (661) 296-0447
www.seclawusa.com

Administrative Office
28631 Lapine Avenue
Santa Clarita, CA 91390
Tel (661) 713-6843

J. BRAD WIGGINS
bwiggins@seclawusa.com

November 14, 2012

Via Electronic Mail

Referenced Statute
Exchange Act Section 13(a)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Chai-Na-Ta Corp. (File No. 000-20386)
Request for Relief from Exchange Act Reporting Requirements Following Winding Up, Liquidation and Dissolution

Ladies and Gentlemen:

We are special U.S. securities counsel to Chai-Na-Ta Corp. (the "**Company**"), a corporation that was organized under the Canada Business Corporations Act ("**CBCA**"). On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") grant the Company relief from any further reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), beginning immediately, provided that the Company has undertaken to have its representatives disclose any material developments relating to the winding up, liquidation and dissolution of the Company by submitting reports on behalf of the Company to the Commission on Form 6-K until such time as the Company is eligible to file Form 15, as discussed in this letter.

On May 11, 2012, the Company's shareholders approved the voluntary liquidation of the Company pursuant to Section 211 of the CBCA through the distribution of its remaining assets to its shareholders, after providing for outstanding liabilities, contingencies and costs of the liquidation, and approved the ultimate dissolution of the Company upon completion of the liquidation. As of June 30, 2012, the Company completed the liquidation of all of its non-cash assets. On July 9, 2012, the Company ceased to carry on business except to the extent necessary to complete its liquidation. Prior to August 2. 2012 the Company paid or made adequate provision for all of its remaining liabilities. The Company paid the last of such liabilities on September 17, 2012. The amount of cash remaining for distribution to the Company's shareholders after payment and provision for payment of the Company's liabilities was Cdn$10,166.560. On August 2, 2012, the Company transferred this amount to its paying agent for distribution to the Company's shareholders upon delivery of their share certificates for cancellation. On September 26, 2012, the Company filed articles of dissolution with Corporations Canada and the Director appointed under the CBCA issued a certificate of dissolution whereby the Company was dissolved and ceased to exist as a corporate body.

Background

The Company was incorporated on August 12. 1981 under the CBCA and was originally named Chai-Na-Ta Ginseng Products Limited. In 1994 the Company's name was changed to Chai-Na-Ta Corp. The Company, together with its subsidiaries. engaged in the growing. processing and marketing of North American ginseng.

The Company listed its common stock on the Toronto Stock Exchange ("**TSX**") in October 1989. trading under the symbol "CC". On April 28, 2006, the Company's shares were delisted from the TSX because the exchange's continued listing requirements were not satisfied.

The Company listed its common stock on the NASDAQ stock market in October 1992. The Company's stock was delisted from NASDAQ in April 1999 for not meeting continued listing requirements. The Company thereafter continued trading in the United States under the symbol "CCCFF" on the OTC Bulletin Board and the Pink Sheets (later rebranded as the OTC Marketplace).

The Company's class of common stock is registered under Section 12(g) of the Exchange Act. The Company's common stock has never been registered or listed for trading on any national securities exchange. Registration of the class of common stock under Section 12(g) took place at the time when the Company listed its shares for trading on the NASDAQ stock market in October 1992. At that time, the NASDAQ stock market was not a national securities exchange, and so the Company was required to register its class of common stock under Section 12(g), rather than Section 12(b), of the Exchange Act. NASDAQ did not become a national securities exchange until August 1. 2006, which was after the Company's common stock was delisted from NASDAQ in April 1999. Thus, at all times since October 1992 the Company's class of common stock has been registered under Section 12(g) of the Exchange Act.

The Company does not have any other class of securities registered. or required to be registered, under Section 12 of the Exchange Act, and the Company has never filed a registration statement to register an offering of its securities under the Securities Act of 1933. Accordingly, the Company is required to file reports pursuant to Section 13(a) of the Exchange Act but has no reporting obligation under Section 15(d) of the Exchange Act.

The Company is a foreign private issuer as defined in Rule 3(b)(4) under the Exchange Act and files reports with the Commission on Form 20-F and Form 6-K. The Company is current in its reporting obligations under Section 13(a) of the Exchange Act and has timely filed all periodic reports under Section 13(a) during the last twelve months, including the Company's interim financial statements and management's discussion and analysis for the three- and six-month periods ended June 30, 2012, which were submitted on Form 6-K on July 20, 2012.

Prior to its dissolution, the Company was also subject to disclosure and other obligations as a reporting issuer under applicable securities legislation in British Columbia and Ontario, Canada.

The Company's authorized capital included an unlimited number of shares of common stock without par value, of which 1,025,151 shares remain issued and outstanding and owned of record by 1,097 shareholders as of November 13, 2012. The Company also had 21,000,000 authorized shares of Series 1 non-voting, non-cumulative preferred shares convertible into common shares on a 1:1 basis, of which none were issued and outstanding on the date of the Company's dissolution.

In a liquidation of the Company, holders of common stock are entitled to receive on a pro rata basis the assets of the Company remaining after payment of all debts and liabilities.

Shareholder Approval of Sale of Assets

In a news release filed with the Commission on Form 6-K on May 9, 2011, the Company announced that it was planning to cease farming operations after completing the 2011 harvest and selling the inventory from that harvest in 2012. The Company stated that in the next twelve months the Company would focus its attention on maximizing the yield and quality of the crops from its final harvest in 2011.

At a special meeting of shareholders held on October 28, 2011, shareholders approved the sale by the Company's wholly owned subsidiary Chai-Na-Ta Farms Ltd. of certain assets and property to Canadian Imperial Ginseng Ontario Ltd. in an arm's length transaction for Cdn$1.85 million pursuant to an asset purchase agreement. The Company retained ownership of the 2011 ginseng crop and inventory which it planned to harvest and sell by April 2012. As disclosed in a news release included in a Form 6-K filed on September 15, 2011, the Company entered into the asset purchase agreement on September 14, 2011, and the closing of the asset sale was completed on January 16, 2012.

Shareholder Approval of Winding Up, Liquidation and Dissolution

On March 9, 2012, in a news release included with a Form 6-K, the Company announced that it would seek shareholder approval to wind up the Company's business and distribute all remaining assets to the Company's shareholders.

At the Company's annual and special meeting of shareholders held on May 11, 2012, the Company obtained shareholder approval for the voluntary liquidation of the Company pursuant to Section 211 of the CBCA through the distribution of its remaining assets to its shareholders after providing for outstanding liabilities, contingencies and costs of the liquidation, and the ultimate dissolution of the Company after completion of all of the liquidation steps described below. Information about the shareholder approval was disclosed in a news release included in a Form 6-K filed with the Commission on May 14, 2012.

Liquidation Steps

As of June 30, 2012, the Company completed the liquidation of all of its non-cash assets.

In connection with its liquidation, the Company established a process to identify, establish and resolve the rights of any remaining creditors of the Company (the "**Claims Process**"). As part of the Claims Process, the Company took appropriate measures to identify and quantify the amount of any remaining contingent liabilities. The Company sent notices to creditors in accordance with the requirements of the CBCA.

As disclosed in a news release filed on Form 6-K on July 12, 2012, the Company filed a statement of intent to dissolve under section 211(5) of the CBCA on July 9, 2012. The Director appointed under the CBCA issued a certificate of intent to dissolve on July 9, 2012. Following the issuance of the certificate, the Company ceased to carry on business except to the extent necessary to complete the liquidation.

Prior to August 2, 2012 the Company paid or made adequate provision for all of its remaining liabilities pursuant to the Claims Process. The Company paid the last of such liabilities on September 17, 2012.

The amount of cash remaining after the Company paid or provided for payment of all of its remaining liabilities was Cdn$10,166,560 (the "**Liquidation Amount**"). On August 2, 2012, the Company transferred the Liquidation Amount to Computershare Investor Services Inc. ("**Computershare**"). Computershare was the Company's transfer agent, and the Company appointed Computershare to serve as its paying agent ("**Paying Agent**") to distribute the Liquidation Amount to the Company's shareholders. The Company issued a news release and filed it with a Form 6-K on July 30, 2012 to announce the appointment of the Paying Agent and the Company's plan to transfer the Liquidation Amount to the Paying Agent for distribution to shareholders. After transferring the Liquidation Amount to the Paying Agent, the Company had no further assets for distribution.

On August 3, 2012 (the "**Effective Date**"), the Paying Agent delivered to the Company's shareholders a letter of transmittal for shareholders to use to submit their share certificates to the Paying Agent for cancellation and to receive payment of their pro rata share of the Liquidation Amount, which is equal to Cdn$0.293 per share, based on a total of 34,698,157 shares entitled to receive payment. A copy of the letter of transmittal was filed on Form 6-K on August 3, 2012. Shareholders are required to surrender their share certificates in order to receive the liquidation payment. When surrendered, the share certificates are canceled by the Paying Agent. There is no record date for determining the shareholders entitled to receive payment of the Liquidation Amount.

As described above, the Company has filed reports on Form 6-K to disclose all of the material events relating to the Company's liquidation, including disclosure concerning the Claims Process, the Liquidation Amount available for distribution to the Company's shareholders after payment of all of the Company's liabilities, the Cdn$0.293 pro rata amount per share to be distributed to shareholders, the transfer by the Company of the Liquidation Amount to the Paying Agent, and the procedure by which shareholders may surrender their shares to the Paying Agent and receive their pro rata share of the Liquidation Amount.

Dissolution

After completing the liquidation process, the Company closed its bank accounts on September 17, 2012. On September 19, 2012, the Company announced in a Form 6-K that the Company's directors had resigned on that date and that the Company would, on or shortly after September 26, 2012, file articles of dissolution with Corporations Canada and be dissolved following the issuance of a certificate of dissolution by the Director appointed under the CBCA.

On September 26, 2012, the Company filed articles of dissolution with Corporations Canada and the Director appointed under the CBCA issued a certificate of dissolution. At that time, the Company ceased to exist as a corporate body. A Form 6-K was filed on behalf of the Company on September 27, 2012 to report the filing of the articles of dissolution and issuance of the certificate of dissolution (copies of which were included with the Form 6-K) and disclosing that the total amount of the liquidation costs and expenses incurred by the Company up to the date of the dissolution was approximately Cdn$310,000.

Potential Liability of Shareholders

Section 226 of the CBCA provides that, despite the dissolution of a corporation under the CBCA, a civil, criminal or administrative action or proceeding may be brought against the corporation within two years after the dissolution, as if the corporation had not been dissolved, and provides, among other things, that any property that would have been available to satisfy any judgment or order if the corporation had not been dissolved, remains available for such purpose.

Section 226 of the CBCA also provides that each shareholder to whom any of the Company's property has been distributed is liable to any person claiming under section 226 of the CBCA to the extent of the amount received by that shareholder upon the distribution, and an action to enforce such liability may be brought within two years after the date of the dissolution. Under Section 226 a court may also order such an action to be brought against the persons who were shareholders as a class, subject to such conditions as the court thinks fit and, if the plaintiff establishes a claim, the court may refer the proceedings to a referee or other officer of the court who may (a) add as a party to the proceedings each person who was a shareholder found by the plaintiff, (b) determine the amount that each person who was a shareholder shall contribute towards satisfaction of the plaintiff's claim, and (c) direct payment of the amounts so determined.

Management of the Company utilized the Claims Process to seek to identify and pay every potential liability against the Company prior to the dissolution of the Company, and representatives of the Company believe that all such potential liabilities have been paid. However, because a claim against the Company and its shareholders under Section 226 cannot be ruled out, the Company has undertaken to submit a Form 6-K to the Commission describing any such claim asserted under Section 226 during the two years following the date of the Company's dissolution, and, after the end of that two-year period, to submit a Form 6-K disclosing that the time for asserting claims under Section 226 has expired.

Deduction and Withholding Obligations

The Company is entitled to deduct and withhold from any amount otherwise payable pursuant to transactions contemplated by the liquidation to any holder of shares of the Company such amounts as the Company is required to deduct and withhold with respect to such payment under the *Income Tax Act*, or the regulations thereunder, or any equivalent provincial tax legislation, as amended, or any provision of applicable law, in each case, as amended, or the administrative practice of the relevant governmental entity administering such law.

To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to any holder of shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable laws and that such holder has been provided an information return with a receipt or other evidence evidencing such remittance.

Termination of Trading in the Company's Common Stock

On July 18, 2012, the Company's transfer agent closed the transfer books of the Company and stopped recording transfers of the Company's common stock.

On July 23, 2012, the Company notified the Financial Industry Regulatory Authority ("**FINRA**") pursuant to Rule 10b-17 under the Exchange Act of the August 3, 2012 Effective Date of the Company's final liquidating distribution to be made by the Paying Agent to the Company's shareholders and of the subsequent dissolution of the Company. FINRA removed the Company's CCCFF trading symbol on the Effective Date, so no further trading in the Company's shares of common stock can occur after that date on either the OTC Bulletin Board or the OTC Marketplace. Thus, there are currently no market makers for the Company's stock and there is no marketplace on which any trade in the Company's stock could occur. On that basis, representatives of the Company believe it is unlikely that any further trading in the Company's common stock will occur.

Status as a Reporting Issuer

Before it was dissolved, the Company was subject to disclosure and other obligations as a reporting issuer under applicable securities legislation in British Columbia and Ontario, Canada. After the Company was dissolved on September 26, 2012, an agent for the Company filed a copy of the articles and certificate of dissolution with the Canadian securities regulatory authorities in British Columbia and Ontario. Under CSA Staff Notice 12-307 - *Applications for a Decision that an Issuer is not a Reporting Issuer*, a reporting issuer does not need to apply for a decision that it is not a reporting issuer if it is a corporation that was dissolved under applicable corporate legislation. Accordingly, the Company is no longer a reporting issuer in British Columbia or Ontario.

In the United States, an authorized representative of the Company will file Form 15 with the Commission to terminate the Company's Section 12(g) registration and Section 13(a) reporting obligations if and when it can be confirmed that the requirements of Rule 12g-4(a) have been satisfied. Prior to (or in the absence of) any such filing of Form 15, the Company intends to comply with the undertakings given, and to rely on the relief from Section 13(a) reporting requirements requested, in this letter.

Discussion

Under Rule 12g-4(a), a reporting company may terminate its registration under Section 12(g) of the Exchange Act and the associated Section 13(a) reporting obligations if (1) the company has fewer than 300 shareholders of record, or (2) the company has fewer than 500 shareholders of record and had total assets of less than $10 million at the end of each of the company's preceding three fiscal years. Because the current number of the Company's shareholders of record far exceeds 300 (and also exceeds 500) and the Company's assets at the end of each of the Company's last three fiscal years exceeded $10 million, the Company is not currently eligible under Rule 12g-4(a) to file Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. The Company will become eligible to rely on Rule 12g-4(a) and have an authorized representative of the Company file Form 15, if ever, only after the number of its shareholders of record falls below 300, or after the number of its shareholders of record falls below 500 and the Company's total assets at the end of each of its preceding three fiscal years did not exceed $10 million.

There are several reasons why representatives of the Company think it could take a year or longer for the number of the Company's shareholders of record to be reduced from 1,097 holders currently to below 300 (or to below 500, as applicable) – if ever – so Form 15 can be filed. Many of the Company's shareholders are residents of foreign countries and may have difficulties navigating the process for surrendering their shares for cancellation and payment. Representatives of the Company also believe that some shareholders have lost their share certificates and will need to satisfy requirements for obtaining replacement certificates before they can surrender them. And shareholders who hold small lots of shares may not be highly motivated to surrender their share certificates because the amount of the liquidation payments they would receive would be modest. As long as the Company continues to have more than 300 shareholders of record (or more than 500 shareholders of record, as applicable), the Company will not be able to have an authorized representative file Form 15 to terminate its Section 12(g) registration and Section 13(a) reporting obligations.

This is in contrast with the usual situation, where shareholders promptly surrender their share certificates for payment and cancellation, thereby reducing the number of shareholders of record to below 300 so Form 15 can be filed fairly quickly to deregister the class of shares and terminate the issuer's Section 13(a) reporting obligation. It is only because this process is expected to take longer than usual that the Company found it necessary to submit this request for relief from Section 13(a) reporting obligations.

Now that the Company has been dissolved, the Company no longer exists as a corporate body and has no assets or operations. The Company is not listed on a Canadian securities exchange and is not a reporting company in Canada. As a result, during the post-dissolution period and prior to the filing of Form 15, the Company will not make or be required to make any filings in its home jurisdiction and will not otherwise be required to provide information to shareholders pursuant to the law of the Company's home jurisdiction, and therefore, pursuant to General Instruction B of Form 6-K, the Company will not be required to furnish any reports to the Commission on Form 6-K during that period.

However, for the reasons previously mentioned, representatives of the Company are concerned that the Company may continue to have more than 300 shareholders of record (or 500 shareholders of record, as applicable) at the time when one or more future annual reports on Form 20-F would be due, and that the Company might therefore technically be required by Section 13(a) to file an annual report at that time even though there would be nothing of substance to disclose under the circumstances. Representatives of the Company do not want the Company to be deemed to be in technical violation of Section 13(a) if it does not file an annual report on Form 20-F in such an event.

The Commission has stated that it may grant, and the Commission has granted in a number of instances, relief from Section 13(a) reporting requirements to registrants that have ceased or substantially curtailed operations. Registrants seeking such relief must demonstrate to the Commission's satisfaction that such relief is "not inconsistent with the protection of investors" and that full compliance with reporting requirements "would entail unreasonable effort or expense." The Commission stated that "an unreasonable effort or expense would result if the benefits which might be derived by the stockholders of the issuer from the filing of the information are outweighed significantly by the costs to the issuer of obtaining the information." Exchange Act Release No. 34-9660 (June 30, 1972) (the "**Release**"). The Commission also stated in the Release that, in determining whether suspension of a particular issuer's reporting requirements is consistent with the protection of investors, the Commission "will consider the nature and extent of the trading in the securities of the issuer."

The Staff has previously issued a number of no-action letters that are consistent with the Commission's policy as stated in Release No. 34-9660. For example, in a letter dated December 5, 2007, the Staff stated it would not object if Genesee Corporation did not file future periodic reports under Section 13(a) of the Exchange Act, noting in particular that:

- Genesee's stockholders approved and adopted that company's plan of liquidation and dissolution;
- Genesee undertook to file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses;
- Genesee undertook to file a final report on Form 8-K at the time when its dissolution was complete;
- Genesee was current in its reporting obligations under the Exchange Act;
- Genesee filed a certificate of dissolution in its jurisdiction of organization;
- There was no trading in Genesee's securities: and
- Genesee's transfer agent had closed the company's stock transfer books and discontinued recording transfers of that company's stock.

See also, e.g., Freedom Financial Group, Inc. (March 24, 2010); Global Preferred Holdings, Inc. (July 18, 2006); Cygnus, Inc. (Mar. 27, 2006); JG Industries, Inc. (June 18, 2001); Secom General Corporation (Mar. 21, 2001); ROSS Technology, Inc. (Mar. 30, 1999); Luminall Paints, Inc. (Apr. 12, 1996): and Margaux Liquidation Corp. (June 9, 1995).

We believe that the Company meets each of the criteria set forth in Release No. 34-9660 and the Staff's previous no-action letters for granting relief from Exchange Act reporting requirements. As described in greater detail above, the Company's shareholders approved the winding up, liquidation and dissolution of the Company. The Company has ceased operations. The Company's stock transfer books have been closed since July 18, 2012 and its transfer agent has stopped recording transfers in the shares. Currently there is no trading in the Company's common stock and there are no market makers for the common stock. FINRA removed the Company's OTC trading symbol on the Effective Date, thereby preventing any further trading in the Company's common stock on either the OTC Bulletin Board or the OTC Marketplace. The Company sold all of its non-cash assets, paid all of the Company's known liabilities pursuant to the Claims Process, and transferred to the Paying Agent all cash remaining after payment of the Company's liabilities. The Paying Agent has begun distributing that remaining cash (i.e., the Liquidation Amount) to the Company's shareholders in a single, final, liquidating payment. Shareholders receive their pro rata share of the Liquidation Amount when they surrender their share certificates to the Paying Agent for cancellation. On September 26, 2012 the Company was dissolved. Under all of these circumstances, any further trading in the Company's common stock is unlikely.

Any expenses incurred to retain personnel and professionals to prepare Exchange Act reports would reduce the amount that would otherwise be available for distribution to the Company's shareholders. Representatives of the Company estimate that the continuing expense associated with preparing and filing annual and quarterly reports with the Commission for two years after the date of the Company's dissolution (including fees for independent auditors and outside legal counsel, wages for employees or independent contractors needed to manage the process, and EDGAR filing fees and other related costs) would exceed Cdn$60.000. We submit that there would be little, if any, benefit from providing such information to shareholders, and that any such benefit would not justify its cost. The Company has already been liquidated and dissolved. It has no assets or liabilities, no operations or cash flow, and no directors, officers or employees, and there is no trading market for the Company's shares. Any financial statements, management's discussion and analysis, or other disclosure prepared on behalf of the Company under these circumstances would not be meaningful to shareholders or to any trading market. In addition, it would not be possible to have any such financial statements approved by directors of the Company, as required in Canada,[1] or to have a principal executive officer or a principal financial officer of the Company provide the certifications required in a Form 20-F annual report pursuant to Rule 13a-14(a) and 13a-14(b). Under these circumstances, continued compliance with the periodic reporting requirements of Section 13(a) of the Exchange Act would impose a substantial burden on the Company and would result in no meaningful disclosure or offsetting benefit to shareholders or to any trading market.

The Company is current in its reporting obligations under Section 13(a) of the Exchange Act and has timely filed all periodic reports required during the last twelve months. All material information about the winding up, liquidation and dissolution of the Company has been disclosed in Form 6-K reports and in the Company's most recent Form 20-F annual report filed on March 31, 2012, including disclosure of the amount of the liquidation costs and expenses incurred by the Company, the amount of the liquidating distribution to shareholders and the procedure for shareholders to surrender their share certificates and receive their pro rata share of the liquidating distribution. Going forward, the Company has undertaken to have its representatives disclose any further material developments relating to the winding up, liquidation and dissolution of the Company by submitting reports on behalf of the Company to the Commission on Form 6-K until such time as the Company is eligible to file Form 15, including disclosure regarding any claim that may be asserted against the Company and its shareholders pursuant to Section 226 of the CBCA during the two years following the date of the Company's dissolution. After the end of that two-year period, the Company has undertaken to have its representatives submit a Form 6-K disclosing that the time for asserting claims under Section 226 has expired.

Request for Relief

For the foregoing reasons, and based on the facts and representations set forth in this letter, we respectfully request on behalf of the Company that the Staff grant the Company relief from any further reporting requirements under Section 13(a) of the Exchange Act, beginning immediately, provided that the Company has undertaken to have its representatives disclose any material developments relating to the winding up, liquidation and dissolution of the

[1] Section 158 of the CBCA requires that directors approve financial statements and that one or more directors sign them.

Company by submitting reports on behalf of the Company to the Commission on Form 6-K, including disclosure regarding any claim that may be asserted against the Company and its shareholders pursuant to Section 226 of the CBCA, until such time as the Company is eligible to file Form 15, all as discussed in this letter.

Please note that except as otherwise set forth in this letter, all information in this letter regarding the Company has been provided or confirmed to us by the Company or its representatives. The Company authorized us to make the statements in this letter on its behalf.

If for any reason you do not concur with any of the views discussed in this letter, we would appreciate an opportunity to confer with members of the Staff prior to any written response to this letter. The undersigned's telephone number is (202) 261-0660.

Thank you for your consideration of this matter. In accordance with footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email.

Sincerely,



J. Brad Wiggins